May 9, 2025

Bruce Lucas
Chief Executive Officer
Slide Insurance Holdings, Inc.
4221 W. Boy Scout Blvd.
Tampa, FL 33607

        Re: Slide Insurance Holdings, Inc.
            Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted April 25, 2025
            CIK No. 0001886428
Dear Bruce Lucas:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2025 letter.

Amendment No. 5 to Draft Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 78

1. We note that the significant increase in premiums written and earned since 2023 have been primarily attributable to assumptions of policies from Citizens Property
       Insurance Corporation (   Citizens   ). Please revise, here or where
appropriate, to
       clearly describe your arrangement with Citizens and the process for assuming policies
       from Citizens    take-out program. For example, and without limitation,
please address:

             Summarize the typical terms of the timing and process surrounding how and when you may assume these policies,
             Discuss any policies and procedures your Board of Directors and management
 May 9, 2025
Page 2

           have established surrounding the assumption of policies from Citizens,
             Highlight the general criteria you consider when selecting which policies to assume,
             Disclose when and under what conditions (if any) policyholders are allowed to return to Citizens after being assumed by Slide,
             Clearly state at what point you assume the insurance risks related to these assumed policies and become responsible for the associated losses,
             Discuss your general expectations to continue assuming policies from Citizens in the future, and
             Discuss reasons for potential differences in loss development associated with the policies assumed from Citizens and your historical and current loss development experience.
2. Please refer to prior comment 2. We continue to evaluate your response and may have further comments.
       Please contact Shannon Davis at 202-551-6687 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Richard D. Truesdell, Jr., Esq.